Exhibit 99.3

TR-1: Standard form for notification of major holdings

1. Issuer Details

ISIN
GB00BN4HT335

Issuer Name
INDIVIOR PLC

UK or Non-UK Issuer
UK

2. Reason for Notification

An acquisition or disposal of financial instruments

3. Details of person subject to the notification obligation

Name
The Goldman Sachs Group, Inc.

City of registered office (if applicable)
Wilmington, Delaware

Country of registered office (if applicable)
USA

4. Details of the shareholder

Name	City of registered office	Country of registered office
Goldman Sachs International	London	United Kingdom

5. Date on which the threshold was crossed or reached

14-Nov-2023

6. Date on which Issuer notified

16-Nov-2023

7. Total positions of person(s) subject to the notification obligation

	% of voting rights attached to shares (total of 8.A)	% of voting rights through financial instruments (total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights held in issuer
Resulting situation on the date on which threshold was crossed or reached	0.150099	4.998967	5.149066	7102581
Position of previous notification (if applicable)	0.042726	5.022807	5.065533
8. Notified details of the resulting situation on the date on which the threshold was crossed or reached

8A. Voting rights attached to shares

Class/Type of shares ISIN code(if possible)	Number of direct voting rights (DTR5.1)	Number of indirect voting rights (DTR5.2.1)	% of direct voting rights (DTR5.1)	% of indirect voting rights (DTR5.2.1)
GB00BN4HT335		207046		0.150099
Sub Total 8.A	207046		0.150099%
8B1. Financial Instruments according to (DTR5.3.1R.(1) (a))

Type of financial instrument	Expiration date	Exercise/conversion period	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights
Securities Lending	Open		6413639	4.649614
Sub Total 8.B1			6413639	4.649614%

8B2. Financial Instruments with similar economic effect according to (DTR5.3.1R.(1) (b))

Type of financial instrument	Expiration date	Exercise/conversion period	Physical or cash settlement	Number of voting rights	% of voting rights
Swap	05-Sep-2033		Cash	249929	0.181188
Swap	28-Feb-2033		Cash	84481	0.061245
Swap	10-Nov-2033		Cash	72897	0.052847
Swap	23-May-2033		Cash	22558	0.016353
Swap	10-Oct-2033		Cash	18211	0.013202
Swap	16-May-2033		Cash	16129	0.011693
Swap	16-Nov-2026		Cash	6800	0.004930
Swap	15-Nov-2027		Cash	3343	0.002423
Swap	25-Oct-2033		Cash	2155	0.001563
Swap	14-Nov-2033		Cash	2094	0.001518
Swap	22-Sep-2033		Cash	1656	0.001200
Swap	28-Feb-2033		Cash	1161	0.000841
Swap	29-Jan-2030		Cash	231	0.000167
Swap	14-Nov-2033		Cash	179	0.000130
Swap	26-Oct-2026		Cash	56	0.000041
Swap	14-Nov-2033		Cash	16	0.000012
Sub Total 8.B2				481896	0.349353%

9. Information in relation to the person subject to the notification obligation

2. Full chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held starting with the ultimate controlling natural person or legal entities (please add additional rows as necessary)

Ultimate controlling person	Name of controlled undertaking	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
The Goldman Sachs Group, Inc. (Chain 1)
The Goldman Sachs Group, Inc. (Chain 1)	Goldman Sachs (UK) L.L.C.	0.108136	4.990824	5.098960%
The Goldman Sachs Group, Inc. (Chain 1)	Goldman Sachs Group UK Limited	0.108136	4.990824	5.098960%
The Goldman Sachs Group, Inc. (Chain 1)	Goldman Sachs International	0.108136	4.990824	5.098960%
The Goldman Sachs Group, Inc. (Chain 2)
The Goldman Sachs Group, Inc. (Chain 2)	GSAM Holdings LLC
The Goldman Sachs Group, Inc. (Chain 2)	Goldman Sachs Asset Management, L.P.
The Goldman Sachs Group, Inc. (Chain 3)
The Goldman Sachs Group, Inc. (Chain 3)	Folio Financial, Inc.
The Goldman Sachs Group, Inc. (Chain 3)	Folio Investments Inc.
The Goldman Sachs Group, Inc. (Chain 4)
The Goldman Sachs Group, Inc. (Chain 4)	The Goldman Sachs Group, Inc.
The Goldman Sachs Group, Inc. (Chain 4)	Goldman Sachs Bank USA
The Goldman Sachs Group, Inc. (Chain 4)	Goldman Sachs Bank Europe SE
The Goldman Sachs Group, Inc. (Chain 5)
The Goldman Sachs Group, Inc. (Chain 5)	Goldman Sachs & Co. LLC

10. In case of proxy voting

Name of the proxy holder

The number and % of voting rights held

The date until which the voting rights will be held

11. Additional Information

Please note, the total amount of voting rights have been rounded to 6 decimal places therefore there is a possibility of a rounding error. General email contact: gs-regops-emea-position-enquiries@gs.com

12. Date of Completion

16-Nov-2023

13. Place Of Completion

Warsaw